                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                             ____________________


                                   FORM 11-K

                             ____________________

(Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]


For the fiscal year ended December 31, 1996


                                      OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the transition period from _____ to _____


Commission file number 1-12248

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              ICF Kaiser International, Inc. Section 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              ICF Kaiser International, Inc.
              9300 Lee Highway
              Fairfax, Virginia 22031-1207

                        ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN
                              ___________________

                             FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1996 AND 1995
                         AND FOR THE YEARS THEN ENDED
                              AND REPORT THEREON
                                 _____________

Financial Statements



Report of Independent Accountants                                             1
Statements of Net Assets Available for Benefits with Fund Information        2-3
Statements of Changes in Net Assets Available for Benefits with Fund
 Information                                                                 4-5
Notes to Financial Statements                                                6-10
Item 27a - Schedule of Assets Held for Investment Purposes                   12
Item 27d - Schedule of Reportable Transactions                               13


                       REPORT OF INDEPENDENT ACCOUNTANTS




ICF Kaiser International, Inc. 401(k) Plan Committee
Fairfax, Virginia


We have audited the accompanying statements of net assets available for benefits of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    Coopers & Lybrand, L.L.P.

McLean, Virginia
June 27, 1997

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(K) PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1995


                                                                        Participant Directed
                                         ---------------------------------------------------------------------------------------
                                                                               Vanguard
                                                                             Fixed Income         Vanguard
                                                                           Securities Fund-        Money
                                            Vanguard/      Vanguard/          Long-term            Market           Vanguard
                                           Wellington     Morgan Growth       Corporate        Reserves-Prime   Index Trust-500
                                              Fund            Fund            Portfolio          Portfolio         Portfolio
                                         --------------  ---------------  -----------------  ----------------  -----------------
 Assets:

 Investments at fair value

      Mutual funds                          $25,385,629      $13,871,751      $ 6,423,652       $16,316,031       $24,122,951

      Loans to participants                           -                -                -                 -                 -
                                            -----------      -----------      -----------       -----------       -----------
                                             25,385,629       13,871,751        6,423,652        16,316,031        24,122,951

 Employee contributions receivable               73,759           47,236           20,181            37,632            83,433
 Employer contributions receivable               19,398           12,167            5,456            10,508            21,093
 Loan payments receivable                         7,423            4,692            1,961             4,486             7,683
                                            -----------      -----------      -----------       -----------       -----------

 Net assets available for benefits          $25,486,209      $13,935,846      $ 6,451,250       $16,368,657       $24,235,160
                                            ===========      ===========      ===========       ===========       ===========

                                                                Participant Directed
                                          ----------------------------------------------------------


                                                                          Vanguard
                                             Vanguard     Vanguard/     International                     Loans
                                             Explorer      PRIMECAP        Growth        ICF Kaiser         to
                                               Fund          Fund         Portfolio      Stock Fund    Participants       Total
                                           -----------  ------------  ----------------  ------------  --------------  -------------
 Assets:

 Investments at fair value

      Mutual funds                          $ 1,551,899   $ 1,119,492     $ 2,213,313    $  726,811     $         -    $91,731,529

      Loans to participants                           -             -               -             -       2,650,472      2,650,472
                                            -----------   -----------     -----------    ----------     -----------    -----------

                                              1,551,899     1,119,492       2,213,313       726,811       2,650,472     94,382,001

 Employee contributions receivable               14,720        18,622          16,434         5,037               -        317,054
 Employer contributions receivable                3,985         4,962           3,948         1,379               -         82,896
 Loan payments receivable                           576           459             807           593               -         28,680
                                            -----------   -----------     -----------    ----------     -----------    -----------
 Net assets available for benefits          $ 1,571,180   $ 1,143,535     $ 2,234,502    $  733,820     $ 2,650,472    $94,810,631
                                            ===========   ===========     ===========    ==========     ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(K) PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1995


                                                                           Participant Directed
                                          ----------------------------------------------------------------------------------------
                                                                                Vanguard
                                                                              Fixed Income          Vanguard
                                                                             Securities Fund-         Money
                                            Vanguard/      Vanguard/            Long-term            Market             Vanguard
                                           Wellington     Morgan Growth         Corporate        Reserves-Prime     Index Trust-500
                                              Fund            Fund              Portfolio           Portfolio           Portfolio
                                          ------------    -------------      ----------------     ------------        ------------
 Assets:

 Investments at fair value

      Mutual funds                        $ 24,706,349    $  10,406,949      $    7,314,668       $ 16,094,203        $ 17,833,175

      Loans to participants                          -                -                   -                  -                   -
                                          ------------    -------------      --------------       ------------        ------------

                                            24,706,349       10,406,949           7,314,668         16,094,203          17,833,175

 Employee contributions receivable              78,397           45,394              26,872             41,062              75,999
 Employer contributions receivable              20,563           11,508               7,193             10,855              19,505
 Loan payments receivable                        6,139            3,994               2,305              4,398               6,070
                                          ------------    -------------      --------------       ------------        ------------

 Net assets available for benefits        $ 24,811,448      $10,467,845      $    7,351,038       $ 16,150,518        $ 17,934,749
                                          ============    =============      ==============       ============        ============

                                                         Participant Directed
                                        -------------------------------------------------------

                                                                     Vanguard
                                         Vanguard   Vanguard/      International                     Loans
                                         Explorer    PRIMECAP         Growth        ICF Kaiser         to
                                           Fund        Fund          Portfolio      Stock Fund    Participants       Total
                                        ----------  ----------      ------------   ------------  --------------  --------------
 Assets:

 Investments at fair value

      Mutual funds                      $  590,688  $   23,571      $    832,057   $    747,744  $            -  $   78,549,404

      Loans to participants                      -           -                 -              -       2,282,457       2,282,457
                                        ----------  ----------      ------------   ------------  --------------  --------------

                                           590,688      23,571           832,057        747,744       2,282,457      80,831,861

 Employee contributions receivable           8,307         720             9,394          5,767               -         291,912
 Employer contributions receivable           2,111         172             2,362          1,617               -          75,886
 Loan payments receivable                      334          37               500            356               -          24,133
                                        ----------  ----------      ------------   ------------  --------------  --------------

 Net assets available for benefits      $  601,440  $   24,500      $    844,313   $    755,484  $    2,282,457  $   81,223,792
                                        ==========  ==========      ============   ============  ==============  ==============

The accompanying notes are an integral part of these financial statements.


                                                                    ICF KAISER INTERNATIONAL, INC.
                                                                          SECTION 401(k) PLAN
                                                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                                                  FOR BENEFITS WITH FUND INFORMATION
                                                                 for the year ended December 31, 1996

                                                                           Participant Directed
                                       -------------------------------------------------------------------------------------------
                                                                               Vanguard
                                                                             Fixed Income        Vanguard
                                                                           Securities Fund-       Money
                                          Vanguard/       Vanguard/           Long-term           Market            Vanguard
                                         Wellington      Morgan Growth         Corporate      Reserves-Prime    Index Trust-500
                                            Fund             Fund              Portfolio        Portfolio          Portfolio
                                         -----------      -----------          ---------       -----------         -----------
 Additions:

 Employee contributions                  $ 2,174,436      $ 1,342,380          $ 655,288       $ 1,084,996         $ 2,295,288

 Employer contributions                      567,846          346,354            177,456           298,059             583,936

 Assets transferred from other plans         389,703          261,910             97,014           299,848             450,621

 Net appreciation (depreciation)
      in fair value of investments         1,776,407        1,159,152           (531,356)                -           3,815,924

 Investment Income:

      Interest                                     -                -                  -                 -                   -

      Dividends                            2,055,503        1,347,657            579,778           825,913             517,255
                                         -----------      -----------          ---------       -----------         -----------

 Total additions                           6,963,895        4,457,453            978,180         2,508,816           7,663,024
                                         -----------      -----------          ---------       -----------         -----------

 Deductions:

      Withdrawals                          5,177,310        1,086,990            721,353         1,672,221           1,875,918
       Loans discharged to terminated
           employees                               -                -                  -                 -                   -
      Trust management fees                   14,613            8,412              3,907            11,451              13,880
                                         -----------      -----------          ---------       -----------         -----------

 Total deductions                          5,191,923        1,095,402            725,260         1,683,672           1,889,798
                                         -----------      -----------          ---------       -----------         -----------

 Net assets transferred among funds       (1,097,211)         105,950         (1,152,708)         (607,005)            527,185
                                         -----------      -----------          ---------       -----------         -----------

 Net increase (decrease)                     674,761        3,468,001           (899,788)          218,139           6,300,411

 Net assets available for benefits
      at beginning of year                24,811,448       10,467,845          7,351,038        16,150,518          17,934,749
                                         -----------      -----------          ---------       -----------         -----------

 Net assets available for benefits
      at end of year                     $25,486,209      $13,935,846         $6,451,250       $16,368,657         $24,235,160
                                         ===========      ===========         ==========       ===========         ===========




                                                                             Vanguard
                                              Vanguard     Vanguard/       International                 Loans
                                              Explorer      PRIMECAP          Growth       ICF Kaiser      to
                                                Fund          Fund           Portfolio     Stock Fund Participants         Total
                                              ---------     ---------        ---------     ---------  --------------    -----------
 Additions:

 Employee contributions                       $ 319,180     $ 302,012        $ 389,960     $ 168,743  $            -    $ 8,732,283

 Employer contributions                          82,992        80,018           97,079        46,984               -      2,280,724

 Assets transferred from other plans            115,571       136,385          113,059        49,189               -      1,913,300

 Net appreciation (depreciation)
      in fair value of investments               39,654        82,090          122,440      (528,663)              -      5,935,648

 Investment Income:

      Interest                                        -             -                -             -         156,372        156,372

      Dividends                                  80,310        29,360           94,204             -               -      5,529,980
                                              ---------     ---------        ---------     ---------  --------------    -----------

 Total additions                                637,707       629,865          816,742      (263,747)        156,372     24,548,307
                                              ---------     ---------        ---------     ---------  --------------    -----------

 Deductions:

      Withdrawals                                66,102        38,469          133,368        14,610               -     10,786,341
       Loans discharged to terminated
           employees                                  -             -                -             -         116,413        116,413
      Trust management fees                       1,897         1,495            2,136           923               -         58,714
                                              ---------     ---------        ---------     ---------  --------------    -----------

 Total deductions                                67,999        39,964          135,504        15,533         116,413     10,961,468
                                              ---------     ---------        ---------     ---------  --------------    -----------

 Net assets transferred among funds             400,032       529,134          708,951       257,616         328,056             -
                                              ---------     ---------        ---------     ---------  --------------    -----------

 Net increase (decrease)                        969,740     1,119,035        1,390,189       (21,664)        368,015     13,586,839

 Net assets available for benefits
      at beginning of year                      601,440        24,500          844,313       755,484       2,282,457     81,223,792
                                              ---------     ---------        ---------     ---------  --------------    -----------

 Net assets available for benefits
      at end of year                         $1,571,180    $1,143,535       $2,234,502     $ 733,820  $    2,650,472    $94,810,631
                                             ==========    ==========       ==========     =========  ==============    ===========

The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                     for the year ended December 31, 1995

                                                                            Participant Directed
                                           ------------------------------------------------------------------------------------
                                                                             Vanguard
                                                                            Fixed Income         Vanguard
                                                                          Securities Fund-        Money
                                            Vanguard/     Vanguard/          Long-term            Market           Vanguard
                                           Wellington    Morgan Growth       Corporate        Reserves-Prime    Index Trust-500
                                              Fund           Fund            Portfolio          Portfolio          Portfolio
                                          -----------    -------------    ----------------    --------------    ---------------
 Additions:

 Employee contributions                   $ 2,220,749      $ 1,245,287          $  795,351       $ 1,293,075        $ 2,077,788

 Employer contributions                       572,699          315,944             213,231           344,629            527,876

 Assets transferred from other plans          186,631          211,623              38,239           210,264            408,465

 Net appreciation (depreciation)
      in fair value of investments          4,881,589        1,692,211           1,030,892                 -          4,237,633

 Investment Income:

      Interest                                      -                -                   -                 -                  -

      Dividends                             1,216,611          890,769             451,361           927,438            403,743
                                          -----------      -----------          ----------       -----------        -----------

 Total additions                            9,078,279        4,355,834           2,529,074         2,775,406          7,655,505
                                          -----------      -----------          ----------       -----------        -----------

 Deductions:

      Withdrawals                           2,065,326          853,389             575,961         2,120,392          1,342,126
       Loans discharged to terminated
           employees                                -                -                   -                 -                  -
      Trust management fees                    14,280            7,579               4,790            13,169             12,229
                                          -----------      -----------          ----------       -----------        -----------

 Total deductions                           2,079,606          860,968             580,751         2,133,561          1,354,355
                                          -----------      -----------          ----------       -----------        -----------

 Net assets transferred among funds         (855,233)           39,312            (78,980)         (174,876)          (200,249)
                                          -----------      -----------          ----------       -----------        -----------

 Net increase                               6,143,440        3,534,178           1,869,343           466,969          6,100,901

 Net assets available for benefits
      at beginning of year                 18,668,008        6,933,667           5,481,695        15,683,549         11,833,848
                                          -----------      -----------          ----------       -----------        -----------

 Net assets available for benefits
      at end of year                      $24,811,448      $10,467,845          $7,351,038       $16,150,518        $17,934,749
                                          ===========      ===========          ==========       ===========        ===========


                                                                            Participant Directed
                                           -------------------------------------------------------------------------------------
                                                                        Vanguard
                                           Vanguard       Vanguard/   International                     Loans
                                           Explorer       PRIMECAP       Growth        ICF Kaiser         to
                                             Fund          Fund         Portfolio      Stock Fund    Participants       Total
                                           --------      ---------    -------------    ----------    ------------    -----------
 Additions:

 Employee contributions                  $  106,669     $      720       $  123,962    $  163,544     $         -    $ 8,027,145

 Employer contributions                      25,939            172           30,060        45,659               -      2,076,209

 Assets transferred from other plans         20,642              -           30,060        14,610               -      1,120,534

 Net appreciation (depreciation)
      in fair value of investments           19,634            308           32,313       163,154               -     12,057,734

 Investment Income:

      Interest                                    -              -                -             -         127,483        127,483

      Dividends                              45,618              -           21,394             -               -      3,956,934
                                         ----------     ----------       ----------    ----------     -----------    -----------

 Total additions                            218,502          1,200          237,789       386,967         127,483     27,366,039
                                         ----------     ----------       ----------    ----------     -----------    -----------

 Deductions:

      Withdrawals                            50,131              -           35,012        12,582               -      7,054,919
       Loans discharged to terminated
           employees                              -              -                -             -         110,359        110,359
      Trust management fees                     526              -              682           826               -         54,081
                                         ----------     ----------       ----------    ----------     -----------    -----------

 Total deductions                            50,657              -           35,694        13,408         110,359      7,219,359
                                         ----------     ----------       ----------    ----------     -----------    -----------

 Net assets transferred among funds         433,595         23,300          642,218      (50,732)         221,645              -
                                         ----------     ----------       ----------    ----------     -----------    -----------

 Net increase                               601,440         24,500          844,313       322,827         238,769     20,146,680

 Net assets available for benefits
      at beginning of year                        -              -                -       432,657       2,043,688     61,077,112
                                         ----------     ----------       ----------    ----------     -----------    -----------

 Net assets available for benefits
      at end of year                     $  601,440     $   24,500       $  844,313    $  755,484     $ 2,282,457    $81,223,792
                                         ==========     ==========       ==========    ==========     ===========    ===========

The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

The following description of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for more detailed information. The Plan was established effective March 1, 1989 in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrator appointed by ICF Kaiser International, Inc. (the Company). The Plan is a voluntary, defined contribution plan that allows eligible employees of the Company to contribute on a pre-tax basis up to 12% of their compensation, up to a statutory limit. The Company matches employee contributions at a rate of 50% of the first 4% of employee contributions. Employee contributions and Company matching contributions are deposited with the Vanguard Fiduciary Trust Company (Vanguard), as trustee, where they are accumulated and invested on behalf of the Plan at the discretion of the employee.

Within guidelines established by the Plan, participants may elect to direct their accounts into several alternative investment funds. As of December 31, 1996, the Plan had nine eligible investment funds:

Vanguard/Wellington Fund  - This fund follows a diversified and balanced program
-------------------------
of investing in bonds and common stocks to conserve principal and provide reasonable income without undue risk.

Vanguard/Morgan Growth Fund - This fund seeks long-term growth of capital by
---------------------------
investing in a portfolio of common stocks.

Vanguard Fixed Income Securities Fund-Long-Term Corporate Portfolio - This fund
-------------------------------------------------------------------
seeks to provide a high level of current income, consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

Vanguard Money Market Fund Reserves-Prime Portfolio - This fund invests in high-
---------------------------------------------------
quality money market instruments that mature in one year or less. The objectives of the fund are maximization of current income, preservation of capital, and liquidity.

Vanguard Index Trust-500 Portfolio - This fund attempts to provide investment
----------------------------------
results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

Vanguard Explorer Fund - A common-stock fund that seeks long-term growth of
----------------------
capital by investing in small and emerging growth companies.

Vanguard/PRIMECAP Fund - A common-stock fund that seeks long-term growth of
----------------------
capital by investing principally in a portfolio of common stocks. Dividend income is incidental.

Vanguard International Growth Portfolio - An international fund diversified in
---------------------------------------
the common stocks of companies in as many as 30 foreign markets.

ICF Kaiser Stock Fund - This fund is invested primarily in common stock of ICF
---------------------
Kaiser International, Inc. (ICF Kaiser Stock). This fund has been divided into fund units rather that shares of stock. Each fund unit was initially valued at $10.00. As of December 31, 1996 and 1995, each fund unit was valued

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

at $6.76 and $14.37, respectively. By design, the number of units owned by each participant is not equal to the number of shares of the underlying Company stock nor is the unit price of the ICF Kaiser Stock Fund equal to the market value of the shares of underlying stock. There are two reasons for these differences: first, in order to differentiate between the share price of the ICF Kaiser Stock and the unit value of the ICF Kaiser Stock Fund, Vanguard assigns an arbitrary initial unit value (typically $10 per unit) to the fund: second, in addition to shares of stock, the unit value includes proportionate interest in the cash balance held by the ICF Kaiser Stock Fund. As of December 31, 1996 and 1995, Plan participants owned 361,551 and 175,385 shares, respectively, of ICF Kaiser common stock with per share fair values of $1.88 and $4.25, respectively, based upon quoted market prices.

Although the unit value of the ICF Kaiser Stock Fund and the current market value of the underlying ICF Kaiser Stock are not equal, a participant can easily determine the approximate number of shares of the underlying ICF Kaiser Stock represented by the participant's fund units on the conversion date by dividing the total market value of the participant's account balance by the current share price of the stock.

Employee contributions and the Company's matching contributions are fully vested upon initial participation and nonforfeitable upon receipt by the Plan. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances.

Participants may borrow up to half of their account balance within guidelines established by the loan committee of the Company. Loans accrue interest at the prime rate as determined at the time of issuance. Loans are repaid through payroll deductions on a bi-weekly basis over terms ranging from 1 to 10 years. At December 31, 1996, there were 403 participants with outstanding loan balances.

Upon determination, a participant may elect to receive their account balance in a lump-sum distribution or delay withdrawal until a future date.

NOTE B -- ACCOUNTING POLICIES

The Plan follows the accrual method of accounting for financial reporting purposes. The accompanying financial statements are prepared in accordance with generally accepted accounting principles.

Investments are valued for financial statement purposes at fair value. The values for the Vanguard Investment funds are based on the quoted net asset value (redemption value) of the respective investment funds as of the Plan's year end. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. The Plan has invested in the investment options directed by its participants.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments. The appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participants who have retired upon reaching the normal retirement date (age 65) or a deferred retirement date, or who have terminated employment with the Company, may elect to withdraw the entire amount of their contribution account. Benefits are recorded when paid. Benefits due to former employees who

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

have not yet received the balance of their accounts and who have elected to withdraw from the Plan totaled $149,580 and $61,278 at December 31, 1996 and 1995, respectively.

Administrative expenses of the Plan are paid by the participants and are deducted from participants' accounts based on a flat quarterly fee. Additionally, the Company provides certain administrative support to the Plan at no cost.

The Company anticipates and fully intends that the Plan will be a permanent program for the exclusive benefit of the participants and their beneficiaries. The Company, however, reserves the right to terminate the Plan at any time such action becomes necessary. In the event the Plan is terminated, the net assets will be allocated to participants as required by ERISA and its related regulations.

NOTE C -- USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE D -- RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for plan benefits.

NOTE E -- FEDERAL INCOME TAXES

In January 1995, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan administrators and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe earnings on contributions to the Plan are not subject to tax under present income tax laws and employee contributions to the Plan are not subject to Federal income tax to the employee until distribution from the Plan.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F -- INVESTMENTS

Investments of the Plan are maintained by Vanguard. Investments comprising 5% or more of the Plan's net assets as of December 31, 1996 and 1995 were as follows:

                                                              December 31,
                                                    --------------------------------
                                                        1996              1995
                                                        ----              ----

Vanguard/Wellington Fund                            $   25,385,629    $   24,706,349
Vanguard/Morgan Growth Fund                             13,871,751        10,406,949
Vanguard Fixed Income Securities
 Fund-Long-Term Corporate Portfolio                      6,423,652         7,314,668
Vanguard Money Market Reserves-Prime
 Portfolio                                              16,316,031        16,094,203
Vanguard Index Trust-500 Portfolio                      24,122,951        17,833,175

NOTE G -- ASSETS TRANSFERRED

The amount of assets transferred from other plans represents rollovers for new employees from other employer qualified plans.

NOTE H -- CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of investments. The Plan has invested primarily in Vanguard investment funds. The Plan has no formal policy requiring collateral to support the financial instruments held by Vanguard. Each of the Vanguard funds is registered under the Investment Act of 1940 as a diversified open-end investment company. Certain funds invest in corporate debt instruments. The issuer's abilities to meet these obligations may be affected by economic developments in their respective industries.

NOTE I -- RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                            December 31,
                                                     --------------------------
                                                         1996          1995
                                                         ----          ----

Net assets available for benefits per
 the financial statements                            $94,810,631    $81,223,792


Amounts allocated to withdrawing
 participants                                          (149,580)       (61,278)
                                                     ------------   ------------

Net assets available for benefits per
 the Form 5500                                       $94,661,051    $81,162,514
                                                     ============   ============

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE I -- RECONCILIATION TO FORM 5500

The following is a reconciliation of withdrawals per the financial statements to benefits paid to participants per Form 5500.

                                                     Year Ended December 31,
                                                   ----------------------------
                                                      1996             1995
                                                      ----             ----

Withdrawals and loans discharged to
 terminated employees per the financial
 statements                                        $10,902,754       $7,165,278

Add: Amounts allocated to withdrawing
 participants at end of year                           149,580           61,278

Less: Amounts allocated to withdrawing
 participants at beginning of
year                                                   (61,278)         (35,010)
                                                   -------------     ------------

Benefits paid to participants per Form 5500        $10,991,056       $7,191,546
                                                   =============     ============

                            SUPPLEMENTAL SCHEDULES

                         ICF KAISER INTERNATIONAL, INC.
                              SECTION 401 (k) PLAN


     ITEM 27a -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

     December 31, 1996


Identity of Issuer, Borrower                     Number of Shares
Lessor, or Similar Party                            or Units          Historical Cost        Current Value
------------------------------------------------------------------------------------------------------------

Pooled Funds:
Vanguard/Wellington Fund                           970,770 shares     $    20,522,357        $    25,385,629
Vanguard/Morgan Growth Fund                        887,508 shares          11,862,280             13,871,751
Vanguard Fixed Income Securities
 Fund-Long-Term Corporate Portfolio                730,791 shares           6,357,348              6,423,652
Vanguard Money Market
 Reserves-Prime Portfolio                       16,316,031 shares          16,316,031             16,316,031
Vanguard Index Trust-500 Portfolio                 348,799 shares          16,593,107             24,122,951
Vanguard Explorer Fund                              28,830 shares           1,510,336              1,551,899
Vanguard/PRIMECAP Fund                              37,217 shares           1,041,482              1,119,492
Vanguard International Growth Portfolio            134,466 shares           2,085,232              2,213,313
ICF Kaiser Stock Fund                              107,516  units           1,090,816                726,811


Loans to participants:
 Bearing interest ranging from 6% to 12%
 and maturing at various dates through
 December 2003                                                              2,650,472              2,650,472
                                                                      ----------------       ----------------


Total Assets Held for Investment Purposes                             $    80,029,461        $    94,382,001
                                                                      ================       ================

                         ICF KAISER INTERNATIONAL, INC.
                              SECTION 401 (k) PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1996

Plan assets at January 1, 1996 -- $81,223,792
5% -- $4,061,190


I.   Single transactions in excess of 5%:
     None.

II. Series of transactions with respect to any person other than securities in excess of 5%:
     None.

III. Series of transactions with respect to securities of the same issue in excess of 5%:

=========================================================================================================================

                                                               No. of       Proceeds from     No. of       Net
     Identity of Issue                   Purchase Price       Purchases         Sales         Sales      Gain/(Loss)
-------------------------------------------------------------------------------------------------------------------------

Vanguard/Wellington Fund                 $    6,489,921             170     $   7,587,048        189     $   1,957,727
Vanguard/Morgan Growth Fund                   4,495,166             184         2,189,506        159           312,700
Vanguard Fixed Income
   Securities Fund-Long-Term
   Corporate Portfolio                        2,016,480             190         2,376,140        163            22,304
Vanguard Money Market
   Reserves-Prime Portfolio                   6,186,867             213         5,965,039        212                 0
Vanguard Index Trust-500
   Portfolio                                  6,616,635             207         4,142,781        178           963,853

=========================================================================================================================

IV. Transactions with respect to securities with a person if any prior or subsequent transaction with such person exceeded 5%:
     None.

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              ICF Kaiser International, Inc. Section 401(k) Plan


                                                        /s/ Michael K. Goldman
                                                    ----------------------------
                                                            Michael K. Goldman
                                                            Plan Administrator



Date:  June 30, 1997



               INDEX


Exhibit   Description of Exhibit
-------   ----------------------


No. 23    Consent of Coopers & Lybrand L.L.P. (the Plan's Independent
          Accountants)

No. 99 ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)
                    and
          Amendment No. 1 dated April 24, 1995 (incorporated by reference to
          Exhibit 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for the second quarter of fiscal 1995 filed with the Commission on May 23, 1995)
                    and
          Amendment No. 2 dated December 15, 1995 (incorporated by reference to
          Exhibit 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the ten months ended December 31, 1995)
                    and
          Amendment No. 3 dated December 13, 1996 (incorporated by reference to
          Exhibit 10(q)(3) to Registration Statement on Form S-1 (Registrant No. 333-19519) filed with the Commission on January 10, 1997)